NO ACT

PE
1-14-14



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549





13003965

DIVISION OF
CORPORATION FINANCE

January 14, 2014

Act: 1934
Section:
Rule: 14a-8 (OD5)
Public
Availability: 1-14-14

Eric G. Kevorkian
Boston Properties, Inc.
ekevorkian@bostonproperties.com

Re: Boston Properties, Inc.

Dear Mr. Kevorkian:

This is in regard to your letter dated January 14, 2014 concerning the shareholder proposal submitted by the Trowel Trades S&P 500 Index Fund for inclusion in Boston Properties' proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal and that Boston Properties therefore withdraws its January 10, 2014 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

cc: Greg A. Kinczewski
The Marco Consulting Group
kinczewski@marcoconsulting.com



BOSTON, MA
NEW YORK, NY
PRINCETON, NJ
SAN FRANCISCO, CA
WASHINGTON, D.C.

January 14, 2014

Via Electronic Mail (Shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: **Boston Properties, Inc. – Withdrawal of No-Action Request, dated January 10, 2014, regarding the Omission of Stockholder Proposal of the Trowel Trades S&P 500 Index Fund Pursuant to Rule 14a-8**

Ladies and Gentlemen:

On January 10, 2014, Boston Properties, Inc., a Delaware corporation (the "Company"), submitted a request for a no-action letter (the "No-Action Request") to the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission requesting that the Staff concur with the Company's view that, for the reasons stated in the request, the shareholder proposal and statement of support (the "Proposal") submitted by the Trowel Trades S&P 500 Index Fund (the "Proponent") may be properly omitted from the Company's definitive proxy materials for its 2014 Annual Meeting of Stockholders.

The Company received a letter dated January 13, 2014 from Joseph E. Molnar, Vice President of Comerica Bank & Trust, National Association, in its capacity as Trustee of the Proponent, a copy of which is attached hereto as Exhibit A. The letter informed the Company that the Proponent was voluntarily withdrawing the Proposal. In reliance on the withdrawal of the Proposal by the Proponent, the Company is hereby withdrawing the No-Action Request. A copy of this letter is being provided to the Proponent.

If the Staff has any questions with respect to the foregoing, please do not hesitate to contact the undersigned by phone at (617) 236-3354 or via electronic mail at ekevorkian@bostonproperties.com.

Sincerely,

Eric G. Kevorkian, Esq.
Senior Vice President, Senior Corporate Counsel

cc: Thomas McIntyre, International Representative
International Union of Bricklayers
1895 Centre Street
Boston, MA 02132
Telephone: (617) 650-4246
Facsimile: (617) 242-2430
Tmcintyre@bacweb.org



Joseph E. Molnar, Vice President
Comerica Bank & Trust, National Association, Trustee
P.O. Box 75000
Detroit, MI 48275
Telephone: (313) 222-0209
Facsimile: (313) 222-7170

Exhibit A
Withdrawal Letter


Comerica
comerica.com

INSTITUTIONAL SERVICES GROUP
MC 3464, PO BOX 75000, DETROIT, MI 48275
411 WEST LAFAYETTE BOULEVARD, DETROIT, MI 48226

January 13, 2014

Via regular mail and fax
617-421-1556

Mr. Frank D. Burt, Senior Vice President, General Counsel and Secretary
Boston Properties, Inc.
800 Boylston Street, Suite 1900
Boston, MA 02199-8103

RE: Trowel Trades S&P 500 Index Fund

Dear Mr. Burt:

In our capacity as Trustee of the Trowel Trades S&P 500 Index Fund (the "Fund"), I write to give notice that in response to the changes that Boston Properties, Inc. has made in its payment of tax gross-ups, as outlined in the Form 8-K it filed on January 9, 2014, the Fund is withdrawing the shareholder proposal it filed.

The Fund congratulates Boston Properties, Inc. on the changes.

Sincerely,

Joe Molnar

Joseph E. Molnar
Vice President
Comerica Bank & Trust, National Association, Trustee of the Fund

cc: Eric G. Kevorkian, Esq.

(CONFIDENTIAL)

Date: 12/3/2013

Please Deliver To:	Name:	Mr. Frank D. Burt	Fax No. (617) 421-1556
	Company:	Boston Properties, Inc.	
	Department:		Telephone No.
	Location:		

From:	Name:	Joe Molnar	Fax No. (313) 222-0209
	Company:	Comerica Bank	Telephone No. (313) 222-7170
	Location:	P.O. Box 75000 Detroit, MI 48275	

SPECIAL MESSAGE:

Trowel Trades S&P 500 Index Fund Shareholder Proposal - Withdrawal

Please call at (630) 645-7370 if pages (including cover sheet) were not received

No. of pages 2 (including cover sheets)

THE MARCO CONSULTING GROUP



January 14, 2014

VIA EMAIL
U.S. Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re: Shareholder proposal submitted to Boston Properties by The Trowel Trades S&P 500 Index Fund

Ladies and Gentlemen:

This letter is submitted on behalf of The Trowel Trades S&P 500 Index Fund ("the Proponent") in response to a January 10, 2014, letter from Boston Properties, Inc. ("the Company") which seeks to exclude from its proxy materials for its 2014 annual meeting of shareholders the Proponent's shareholder proposal requesting the Company to not make certain tax-gross up payments because the Company has substantially implemented the request, per the Company's January 9, 2014 Form 8-K filing.

In accordance with Securities and Exchange Commission ("SEC") Staff Legal Bulletin No. 14D (Nov. 7, 2008), this response is being e-mailed to shareholderproposals@sec.gov. A copy of this response is also being e-mailed and sent by regular mail to the Company.

The Proponents had filed their shareholder proposal prior to January 9, 2014. Upon review of the Company's January 10, 2014 letter and the January 9, 2014 Form 8-K filing, the Proponent has advised the Company in writing that it is withdrawing its Proposal pursuant to letter dated January 13, 2014.. A copy of the letter of withdrawal is attached.

In view of the withdrawal, the Proponents will not make any further reply to the Company's January 10, 2014 letter, which it respectfully submit is now a moot matter in view of the withdrawal.

Headquarters Office • 550 W. Washington Blvd., Suite 900 • Chicago, IL 60661 • P: 312-575-9000 • F: 312-575-0085
East Coast Office • 25 Braintree Hill Office Park, Suite 103 • Braintree, MA 02184 • P: 617-298-0967 • F: 781-228-5871

If you have any questions, please feel free to contact the undersigned at 312-612-8452 or at kinczewski@marcoconsulting.com.

Very Truly Yours,



Greg A. Kinczewski
Vice President/General Counsel

GAK:mal

cc: Frank D. Burt
Eric G. Kevorkian


Comerica
comerica.com

INSTITUTIONAL SERVICES GROUP
MC 3464, PO BOX 75000, DETROIT, MI 48275
411 WEST LAFAYETTE BOULEVARD, DETROIT, MI 48226

January 13, 2014

Via regular mail and fax
617-421-1556

Mr. Frank D. Burt, Senior Vice President, General Counsel and Secretary
Boston Properties, Inc.
800 Boylston Street, Suite 1900
Boston, MA 02199-8103

RE: Trowel Trades S&P 500 Index Fund

Dear Mr. Burt:

In our capacity as Trustee of the Trowel Trades S&P 500 Index Fund (the "Fund"), I write to give notice that in response to the changes that Boston Properties, Inc. has made in its payment of tax gross-ups, as outlined in the Form 8-K it filed on January 9, 2014, the Fund is withdrawing the shareholder proposal it filed.

The Fund congratulates Boston Properties, Inc. on the changes.

Sincerely,

Joe Molnar

Joseph E. Molnar
Vice President
Comerica Bank & Trust, National Association, Trustee of the Fund

cc: Eric G. Kevorkian, Esq.



January 10, 2014

Via Electronic Mail (Shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

BOSTON, MA
NEW YORK, NY
PRINCETON, NJ
SAN FRANCISCO, CA
WASHINGTON, D.C.

Re: Boston Properties, Inc. – Omission of Stockholder Proposal of the Trowel Trades S&P 500 Index Fund Pursuant to Rule 14a-8

Ladies and Gentlemen:

On December 2, 2013, Boston Properties, Inc., a Delaware corporation (the "Company"), received a shareholder proposal and statement of support (the "Proposal") from the Trowel Trades S&P 500 Index Fund (the "Proponent"). The Proposal is attached hereto as Exhibit A. I write this letter to advise the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that the Company intends to omit the Proposal from its definitive proxy materials (the "Proxy Materials") for its 2014 Annual Meeting of Stockholders (the "Annual Meeting"). The Company respectfully requests confirmation from the Staff that it will not recommend any enforcement action against the Company if the Company omits the Proposal from the Proxy Materials for the reasons set forth in this letter.

In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008), this letter and the attached exhibits are being e-mailed to the Commission at shareholderproposals@sec.gov and, accordingly, the Company will not enclose the six paper copies otherwise required by Rule 14a-8(j). In accordance with Rule 14a-8(j), a copy of this letter and its exhibits has also been sent to the Proponent to notify the Proponent of the Company's intention to exclude the Proposal from the Proxy Materials. The Company intends to file the Proxy Materials with the Commission and mail such materials to the Company's stockholders no earlier than 80 days after the date of this letter.

The Company would like to remind the Proponent to send copies of any future correspondence with regards to the Proposal to the undersigned on behalf of the Company, as required by Rule 14a-8(k).

I. The Proposal and Basis for Omission

The Proposal states:

RESOLVED: The stockholders of Boston Properties, Inc. (the "Company") urge the compensation committee of the board of directors to adopt a policy that the Company will not make or promise to make to its senior executives any tax gross-up payment ("gross-up"), except for gross-ups provided

> pursuant to a plan, policy or arrangement applicable to management employees generally, such as a relocation or expatriate tax equalization policy. For purposes of the proposal, a "gross-up" is defined as any payment to or on behalf of the senior executive the amount of which is calculated by reference to his or her estimated tax liability. The policy should be implemented so as not to violate the Company's existing contractual obligations or the terms of any compensation or benefit plan currently in effect.

The Company believes that the Proposal may be properly omitted from the Proxy Materials pursuant to Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal.

II. Analysis of the Omission of the Proposal pursuant to Rule 14a-8(i)(10).

A. Background

A shareholder proposal may be properly omitted from a company's definitive proxy statement and form of proxy statement pursuant to Rule 14a-8(i)(10) if the company has already substantially implemented the proposal. As previously stated by the Commission, in discussing a predecessor rule to Rule 14a-8(i)(10), the general policy behind this basis for exclusion is "to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." Release No. 34-12598 (July 7, 1976).

In applying the "substantially implemented" standard, it is not necessary that the proposal be implemented completely or exactly as presented (Release No. 34-20091 (Aug. 16, 1983)), and the Commission has specifically noted that whether a company has substantially implemented a proposal "depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (Mar. 28, 1991). The Commission has consistently permitted the exclusion of proposals on the basis of substantial implementation pursuant to Rule 14a-8(i)(10) when a company's actions have satisfactorily addressed both the proposal's underlying concerns and its essential objective, even if the actions taken by the company were not identical to those suggested or required by the proposal. See e.g. *Walgreen Co.* (Sep. 26, 2013)(proposal requesting an amendment to the company's articles of incorporation to eliminate certain supermajority voting requirements was substantially implemented by the company's previous elimination of all supermajority provisions); *Merck & Co., Inc.* (Mar. 14, 2012)(proposal requesting that the board issue an annual report disclosing procedures regarding proper animal care was substantially implemented through the company's public disclosures on its website); *General Electric* (Jan. 11, 2012)(proposal requesting that stock options awarded to senior executives vest over a certain period of time was substantially implemented due to the company's "long-standing practice" of granting options that vested over the period of time requested in the proposal); *Wal-Mart Stores, Inc.* (Mar. 30, 2010) (proposal requesting the board adopt certain principles regarding global warming was substantially implemented by the company climate strategy and the company's active engagement in public policy dialogue); *Exelon Corp.* (Feb. 26, 2010)(proposal requesting the board prepare a report disclosing the company's policy and procedures for political contributions was substantially implemented by the company's plan to adopt corporate political contributions guidelines, which would be posted on the company's website). See also, *Allegheny Energy, Inc.* (Feb. 20, 2008); *Hewlett-Packard Co.* (Dec. 11, 2007); *Honeywell International Inc.* (Feb. 31, 2007); *Anheuser-Busch Companies, Inc.* (F. 17, 2007);

ConAgra Foods, Inc. (Jul. 3, 2006); *Johnson & Johnson* (Feb. 17, 2006); *Talbots, Inc.* (Apr. 5, 2002); *Masco Corp.* (Mar. 29, 1999).

B. Analysis

As discussed below, the Company has already acted to address the Proposal by adopting (i) a formal "no tax gross-up" policy with respect to its senior executives that is nearly identical to the policy that the Proposal requests the Compensation Committee of the Board of Directors (the "Compensation Committee") adopt and (ii) amendments to its Executive Severance Plan and Senior Executive Severance Plan (together, the "Plans") to eliminate any excise tax gross-up payments to future participants.

On January 8, 2014 (the "Effective Date"), the Compensation Committee adopted the following policy regarding tax gross-up payments (the "Policy"):

Payment of Tax Gross-Ups

From and after the Effective Date, the Company will not make or promise to make any Tax Gross-Up Payments; provided, however, the foregoing shall not apply to (i) any obligation of the Company to make Tax Gross-Up Payments pursuant to a plan, policy, agreement or arrangement in place as of the Effective Date to any individual covered by such plan, policy, agreement or arrangement as of the Effective Date or (ii) any obligation of the Company to make Tax Gross-Up Payments pursuant to a plan, policy or arrangement applicable to management employees of the Company generally, such as a relocation or expatriate tax equalization policy.

Definitions

For purposes of the Policy, "Tax Gross-Up Payment" means any payment of compensation to or on behalf of any senior executive, the amount of which is calculated by reference to such senior executive's estimated or actual Federal, state, local or foreign tax liability.

The adoption of the Policy was reported in the Current Report on Form 8-K filed by the Company with the Commission on January 9, 2014 (the "Form 8-K"). Pursuant to the Policy, the Company will not make or promise to make any tax gross-up payment to any senior executive from and after the effective date of the Policy, with the exception of tax gross-up payments to be made pursuant to contractual obligations existing as of the effective date of the Policy or payments to be made pursuant to arrangements applicable to the Company's management employees generally, such as a relocation or expatriate tax equalization policy. The language of the Policy, including the definition of "tax gross-up payment," is nearly identical to the policy that the Proposal requests the Compensation Committee adopt and the Policy is substantively identical to the policy that the Proposal requests.

Additionally, on January 8, 2014, as reported in the Form 8-K and in furtherance of the Policy, the Company amended the Plans to eliminate any tax gross-up payments to future participants. The amendments to the Plans provide that executives who become eligible to participate in the Plans as of or after the effective date of the amendments will not be entitled to any tax gross-up payments pursuant to the Plans. Instead, severance payments for future participants under the Plans will be reduced pursuant to modified cutback provisions included in the amendments to the Plans, but only to the extent that such reduction would result in a greater after-tax benefit to the participant. The amendments to the Plans are attached hereto as Exhibit B and Exhibit C, respectively.

As the Policy is substantively identical to the policy requested by the Proponent as set forth in the Proposal, there is no further action that would be necessary or possible to implement the Proposal. Accordingly, unless the Proposal is omitted from the Proxy Materials, the stockholders will be forced to consider matters that have already been favorably acted upon by the Company. Therefore, the Proposal may be omitted from the Proxy Materials under Rule 14a-8(i)(10) as substantially implemented.

III. Conclusion.

Based on the foregoing analysis, the Company respectfully requests that the Staff confirm that it would not recommend enforcement action if the Company omits the Proposal from the Proxy Materials based on Rule 14a-8(i)(10). If you have any questions, or if the Staff is unable to concur with the Company's conclusions without additional information or discussions, the Company respectfully requests the opportunity to confer with members of the Staff prior to the issuance of any written response to this letter. Please do not hesitate to contact the undersigned at (617) 236-3354. Please transmit the response letter via electronic mail to the Company at ekevorkian@bostonproperties.com.

Respectfully submitted,



Eric G. Kevorkian, Esq.
Senior Vice President, Senior Corporate Counsel

cc: Thomas McIntyre, International Representative
International Union of Bricklayers
1895 Centre Street
Boston, MA 02132
Telephone: (617) 650-4246
Facsimile: (617) 242-2430
mcintyre@bacweb.org

Joseph E. Molnar, Vice President
Comerica Bank & Trust, National Association, Trustee
P.O. Box 75000
Detroit, MI 48275
Telephone: (313) 222-0209
Facsimile: (313) 222-7170

Exhibit A
Proposal

(CONFIDENTIAL)

Date: 12/2/2013

Please Deliver To:	**Name:**	Mr. Frank D. Burt	**Fax No.** (617) 421-1656
	Company:	Boston Properties, Inc.	
	Department:		**Telephone No.**
	Location:		
From:	**Name:**	Joe Molnar	**Fax No.** (313) 222-0209
	Company:	Comerica Bank & Trust National Association	**Telephone No.** (313) 222-7170
	Location:	P.O. Box 75000 Detroit, MI 48275	

Trowel Trades S&P 500 Index Fund

SPECIAL MESSAGE:

Shareholder Proposal

This message is intended only for the use of the person or entity to which it is addressed and may contain information that is privileged, confidential and exempt from disclosure under applicable law. If the reader of this message is not the intended recipient, or the employee or agent responsible for delivering the message to the intended recipient, you are hereby notified that any dissemination, distribution of copying of this communication is strictly prohibited. If you have received this communication in error, please notify us immediately by telephone and return the original message to us at the above address via the United States Postal Service.

Thank you.

Please call at (630) 645-7370 if pages (including cover sheet) were not received

No. of pages 3 (including cover sheets)



INSTITUTIONAL SERVICES GROUP
MC 3464, PO BOX 75000, DETROIT, MI 48275
411 WEST LAFAYETTE BOULEVARD, DETROIT, MI 48226

December 2, 2013

Via overnight mail and fax
617-421-1556

Mr. Frank D. Burt
Senior Vice President, General Counsel and Secretary
Boston Properties, Inc.
800 Boylston Street
Suite 1900
Boston, MA 02199-8103

RE: Trowel Trades S&P 500 Index Fund

Dear Mr. Burt:

In our capacity as Trustee of the Trowel Trades S&P 500 Index Fund (the "Fund"), I write to give notice that pursuant to the 2013 proxy statement of Boston Properties, Inc. (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2014 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the 2014 Annual Meeting.

A letter from the Fund's custodian documenting the Fund's continuous ownership of the requisite amount of the Company's stock for at least one year prior to the date of this letter is being sent under separate cover. The Fund also intends to continue its ownership of at least the minimum number of shares required by the SEC regulations through the date of the 2014 Annual Meeting.

I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the attached Proposal. I declare the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally.

Please direct all questions or correspondence regarding the Proposal to the attention of Thomas McIntyre, International Representative, International Union of Bricklayers, 1895 Centre Street, Boston, MA. 02132, TMcIntyre@bacweb.org, 617-650-4246.

Sincerely,



Joseph E. Molnar
Vice President
Comerica Bank & Trust, National Association, Trustee of the Fund

Enclosure

RESOLVED: The stockholders of Boston Properties, Inc. (the "Company") urge the compensation committee of the board of directors to adopt a policy that the Company will not make or promise to make to its senior executives any tax gross-up payment ("gross-up"), except for gross-ups provided pursuant to a plan, policy or arrangement applicable to management employees generally, such as a relocation or expatriate tax equalization policy. For purposes of this proposal, a "gross-up" is defined as any payment to or on behalf of the senior executive the amount of which is calculated by reference to his or her estimated tax liability. The policy should be implemented so as not to violate the Company's existing contractual obligations or the terms of any compensation or benefit plan currently in effect.

SUPPORTING STATEMENT: As long-term shareholders, we support compensation programs that tie pay closely to performance and deploy company resources efficiently. In our view, tax gross-ups for senior executives—a reimbursement for tax liability or a payment to a taxing authority on a senior executive's behalf—are not consistent with these principles.

The amount of a gross-up payment depends on various external factors such as the tax rate, not on company performance. Thus tax gross-ups sever the pay/performance link. Moreover, a company may incur a large gross-up obligation in order to enable a senior executive to receive a relatively small amount of compensation. That fact led Paula Todd of compensation consultant Towers Perrin to call gross-ups "an incredibly inefficient use of shareholders' money." (When Shareholders Pay the CEO's Tax Bill, BUSINESS WEEK (Mar. 5, 2007)).

The amounts involved in tax gross-ups can be sizeable, especially gross-ups relating to excise taxes on outsized golden parachute payouts in a change-of-control context. These payouts strike us as unduly generous.

This proposal does not seek to eliminate gross-ups or similar payments that are available broadly to the Company's management employees as such payments are much smaller and do not raise concerns about fairness and misplaced incentives.

We urge shareholders to vote **FOR** this proposal.

(CONFIDENTIAL)

Date: 12/3/2013

Please Deliver To:

Name: Mr. Frank D. Burt

Company: Boston Properties, Inc.

Department:

Location:

Fax No. (617) 421-1556

Telephone No.

From:

Name: Joe Molnar

Company: Comerica Bank

Location: P.O. Box 75000
Detroit, MI 48275

Fax No. (313) 222-0209

Telephone No. (313) 222-7170

SPECIAL MESSAGE:

Trowel Trades S&P 500 Index Fund Shareholder Proposal - Proof of ownership letter.

Attached please find the proof of ownership letter along with the letter/proposal that was submitted yesterday.

Please call at (630) 645-7370 if pages (including cover sheet) were not received

No. of page 5 (including cover sheets)



INSTITUTIONAL SERVICES GROUP
MC 3464, PO BOX 75000, DETROIT, MI 48275
411 WEST LAFAYETTE BOULEVARD, DETROIT, MI 48226

December 3, 2013

Via regular mail and fax
617-421-1556

Mr. Frank D. Burt
Senior Vice President, General Counsel and Secretary
Boston Properties, Inc.
800 Boylston Street
Suite 1900
Boston, MA 02199-8103

RE: Trowel Trades S&P 500 Index Fund

Dear Mr. Burt:

As custodian of the Trowel Trades S&P 500 Index Fund, we are writing to report that as of the close of business December 2, 2013, the Fund held 3,105 shares of Boston Properties, Inc. ("Company") stock in our account at Depository Trust Company and registered in its nominee name of Cede & Co. The Fund has held at least 2,846 shares of your Company continuously since December 2, 2012. All during that time period the value of the Fund's shares in your Company was in excess of $2,000.

If there are any other questions or concerns regarding this matter, please feel free to contact me at 313-222-0209.

Sincerely,

Joseph E. Molnar
Vice President

Exhibit B
Amendment to Executive Severance Plan

SECOND AMENDMENT
TO
BOSTON PROPERTIES, INC.
EXECUTIVE SEVERANCE PLAN

A. The Boston Properties, Inc. Senior Executive Severance Plan, as adopted as of July 30, 1998 (the "Plan"), as subsequently amended, is further amended as follows.

1. Section 5(a) of the Plan is hereby amended by adding the following new paragraph to the end of such Section:

> "Notwithstanding the foregoing, no Covered Employee who becomes eligible to participate in this Plan on or after January 1, 2014 (a "Subsequent Covered Employee") shall be entitled to a Gross-Up Payment. In the event that Severance Payments payable to a Subsequent Covered Employee would be subject to the Excise Tax, the following provisions shall apply:
>
> (i) If the Severance Payments, reduced by the sum of (1) the Excise Tax and (2) the total Federal, state, and local income and employment taxes payable by the Subsequent Covered Employee on the amount of the Severance Payments that are in excess of the Threshold Amount (as defined below), are greater than or equal to the Threshold Amount, the Subsequent Covered Employee shall be entitled to the full benefits payable under this Plan.
>
> (ii) If the Threshold Amount is less than (x) the Severance Payments, but greater than (y) the Severance Payments reduced by the sum of (1) the Excise Tax and (2) the total Federal, state, and local income and employment taxes on the amount of the Severance Payments that are in excess of the Threshold Amount, then the benefits payable under this Plan shall be reduced to the extent necessary (but not below zero) so that the maximum Severance Payments shall not exceed the Threshold Amount. In such event, the Severance Payments shall be reduced in the following order: (1) cash payments not subject to Section 409A of the Code; (2) cash payments subject to Section 409A of the Code; (3) equity-based payments; and (4) non-cash form of benefits. To the extent any payment is to be made over time (e.g., in installments), then the payments shall be reduced in reverse chronological order.

For purposes of this Section 5, "Threshold Amount" shall mean three times the Subsequent Covered Employee's "base amount" within the meaning of Section 280G(b)(3) of the Code and the regulations promulgated thereunder less one dollar ($1.00).

2. The first sentence of Section 5(b) of the Plan is hereby amended by deleting such sentence in its entirety and replacing it with the following:

"Subject to the provisions of Section 5(c), all determinations required to be made under Section 5(a), shall be made by PricewaterhouseCoopers LLP or any other nationally recognized accounting firm selected by the Employers (the "Accounting Firm"), which shall provide detailed supporting calculations both to the Employers and the Covered Employee within 15 business days of the Date of Termination, if applicable, or at such earlier time as is reasonably requested by the Employers or the Covered Employee."

B. Except as amended hereby, the Plan shall remain in full force and effect.

IN WITNESS WHEREOF, this Second Amendment has been executed on behalf of the Company by its duly authorized officer this 8th day of January, 2014.

BOSTON PROPERTIES, INC.

By: 

Name: Eric Kevorkian
Title: Senior Vice President, Senior Corporate Counsel and Assistant Secretary

LIBB/1822999.3

Exhibit C
Amendment to Senior Executive Severance Plan

THIRD AMENDMENT
TO
BOSTON PROPERTIES, INC.
SENIOR EXECUTIVE SEVERANCE PLAN

A. The Boston Properties, Inc. Senior Executive Severance Plan, as adopted as of July 30, 1998 (the "Plan"), as subsequently amended, is further amended as follows.

1. Section 5(a) of the Plan is hereby amended by adding the following new paragraph to the end of such Section:

"Notwithstanding the foregoing, no Covered Employee who becomes eligible to participate in this Plan on or after January 1, 2014 (a "Subsequent Covered Employee") shall be entitled to a Gross-Up Payment. In the event that Severance Payments payable to a Subsequent Covered Employee would be subject to the Excise Tax, the following provisions shall apply:

(i) If the Severance Payments, reduced by the sum of (1) the Excise Tax and (2) the total Federal, state, and local income and employment taxes payable by the Subsequent Covered Employee on the amount of the Severance Payments that are in excess of the Threshold Amount (as defined below), are greater than or equal to the Threshold Amount, the Subsequent Covered Employee shall be entitled to the full benefits payable under this Plan.

(ii) If the Threshold Amount is less than (x) the Severance Payments, but greater than (y) the Severance Payments reduced by the sum of (1) the Excise Tax and (2) the total Federal, state, and local income and employment taxes on the amount of the Severance Payments that are in excess of the Threshold Amount, then the benefits payable under this Plan shall be reduced to the extent necessary (but not below zero) so that the maximum Severance Payments shall not exceed the Threshold Amount. In such event, the Severance Payments shall be reduced in the following order: (1) cash payments not subject to Section 409A of the Code; (2) cash payments subject to Section 409A of the Code; (3) equity-based payments; and (4) non-cash form of benefits. To the extent any payment is to be made over time (e.g., in installments), then the payments shall be reduced in reverse chronological order.

For purposes of this Section 5, "Threshold Amount" shall mean three times the Subsequent Covered Employee's "base amount" within the meaning of Section 280G(b)(3) of the Code and the regulations promulgated thereunder less one dollar ($1.00).

2. The first sentence of Section 5(b) of the Plan is hereby amended by deleting such sentence in its entirety and replacing it with the following:

"Subject to the provisions of Section 5(c), all determinations required to be made under Section 5(a), shall be made by PricewaterhouseCoopers LLP or any other nationally recognized accounting firm selected by the Employers (the "Accounting Firm"), which shall provide detailed supporting calculations both to the Employers and the Covered Employee within 15 business days of the Date of Termination, if applicable, or at such earlier time as is reasonably requested by the Employers or the Covered Employee."

B. Except as amended hereby, the Plan shall remain in full force and effect.

IN WITNESS WHEREOF, this Third Amendment has been executed on behalf of the Company by its duly authorized officer this 8th day of January, 2014.

BOSTON PROPERTIES, INC.

By: 
Name: Eric Kevorkian
Title: Senior Vice President, Senior Corporate Counsel and Assistant Secretary